Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format

Index

Separate Individual Statements of Comprehensive Income	2
Separate Individual Statements of Financial Position	3
Separate Individual Statements of Changes in Equity	4
Separate Individual Statements of Cash Flows	5
Notes to the Separate Condensed Individual Interim Financial Statements	6
Additional information required by Art. 12, chapter III, title IV of the National Securities Commission	32
Report of Independent Auditors	39
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Suipacha 268 - Piso 12º - Ciudad Autónoma de Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Separate Condensed Individual Financial Statements

For the nine month period of Fiscal Year N° 21 commenced January 1, 2018

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company
in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
629,252,640 Preferred shares of AR$ 1 par value with no voting rights	629,252,640	629,252,640
	887,769,939	887,769,939

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Individual Statements of Comprehensive Income

For the nine month periods ended at September 30, 2018 and 2017

	Three months at		Nine months at
	09.30.18	09.30.17* Modified	09.30.18	09.30.17* Modified
	$
Continuous Operations
Revenue (Note 3)	5,586,430,311	3,302,168,767	13,775,859,272	9,156,504,076
CINIIF 12 - paragraph 14 Credit	1,485,308,287	1,201,103,950	3,825,782,030	2,626,501,597
Cost of sales (Note 10)	(2,842,965,272)	(1,778,623,260)	(6,978,131,547)	(4,902,410,010)
CINIIF 12 - paragraph 14 Debit	(1,484,109,864)	(1,200,365,161)	(3,822,072,520)	(2,624,231,107)
Gross Profit	2,744,663,462	1,524,284,296	6,801,437,235	4,256,364,556
Distribution and selling expenses (Note 10)	(377,539,855)	(214,181,764)	(906,549,098)	(580,975,482)
Administrative expenses (Note 10)	(256,007,225)	(176,952,444)	(617,521,286)	(515,062,050)
Other income and expenses, net (Note 3)	117,222,657	83,331,242	313,298,327	224,764,216
Operating profit	2,228,339,039	1,216,481,330	5,590,665,178	3,385,091,240

Finance Income (Note 3)	1,291,701,670	105,800,231	2,452,645,260	565,167,282
Finance Expenses (Note 3)	(5,278,575,227)	(368,852,037)	(9,607,576,633)	(1,141,789,298)
Result of investments accounted for using the equity method (Note 4)	20,409,052	(1,796,685)	25,748,681	2,904,072
Income before Income Tax	(1,738,125,466)	951,632,839	(1,538,517,514)	2,811,373,296
Income Tax (Note 3)	501,085,411	(353,096,066)	480,259,185	(851,691,523)
Income for the period for continuous operations	(1,237,040,055)	598,536,773	(1,058,258,329)	1,959,681,773
Net Income for the period	(1,237,040,055)	598,536,773	(1,058,258,329)	1,959,681,773
Other comprehensive income	-	-	-	-
Comprehensive Income for the period	(1,237,040,055)	598,536,773	(1,058,258,329)	1,959,681,773

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations	(4.7973)	2.3033	(4.1301)	7.5447

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017.

*See Note 2.1 (comparative information) for further detail on restatement.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Individual Statements of Financial Position

At September 30, 2018 and December 31, 2017

	09.30.18	12.31.17
	$
Assets
Non current Assets
Investments accounted for by the equity method (Note 4)	78,778,824	53,030,143
Intangible Assets (Note 5)	13,881,370,241	10,624,055,713
Deferred income tax assets	363,056,876	-
Other receivables (Note 3)	3,522,917,282	2,549,103,960
Total Non- Current Assets	17,846,123,223	13,226,189,816
Current Assets
Other receivables (Note 3)	1,095,334,585	324,030,783
Trade receivables, net (Note 3)	1,898,595,409	1,050,433,139
Investments (Note 3)	337,823,443	-
Cash and cash equivalents (Note 3)	3,832,496,957	2,280,072,038
Total Current Assets	7,164,250,394	3,654,535,960
Total Assets	25,010,373,617	16,880,725,776

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares	258,517,299	258,517,299
Preferred shares	629,252,640	616,914,353
Share Premium	137,280,595	137,280,595
Legal and facultative reserve	5,404,916,672	2,732,769,964
Retained earnings	(1,004,204,218)	2,684,484,995
Total Sharehoders’ Equity	5,425,762,988	6,429,967,206

Liabilities
Non- Current Liabilities
Accounts payable and others (Note 3)	95,951,073	119,690,026
Borrowings (Note 6)	15,403,347,841	7,401,161,525
Deferred income tax liabilities	-	86,087,996
Provisions and other charges (Note 9)	52,903,144	58,196,320
Total Non- Current Liabilities	15,552,202,058	7,665,135,867
Current Liabilities
Fee payable to the Argentine National Government (Note 7)	308,142,567	176,591,493
Accounts payable and others (Note 3)	2,057,101,199	1,750,819,476
Income tax, net of prepayments	-	204,738,892
Borrowings (Note 6)	1,333,631,220	149,976,119
Provisions and other charges (Note 9)	333,533,585	503,496,723
Total Current Liabilities	4,032,408,571	2,785,622,703
Total Liabilities	19,584,610,629	10,450,758,570
Total Shareholders’ Equity and Liabilities	25,010,373,617	16,880,725,776

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Individual Statements of Changes in Equity

At September 30, 2018 and 2017

	Capital Stock	Capital Stock
	Common	Preferred	Share	Legal	Facultative	Retained
	Shares	Shares	Premium	Reserve	Reserve	earnings	Total
	$
Balance at 01.01.18	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,684,484,995	6,429,967,206
IFRIC 9 Adjustment (Note 2.8)	-	-	-	-	-	54,054,111	54,054,111
Balance at 01-01-18	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,738,539,106	6,484,021,317
Resolutions of the Shareholders’ Meeting dated April 9, 2018 (Note 15):
Capitalization of dividends of preferred shares	-	12,338,287	-	-	-	(12,338,287)	-
Legal reserve	-	-	-	2,419,272	-	(2,419,272)	-
Facultative reserve	-	-	-	-	2,669,727,436	(2,669,727,436)	-
Net Income for the period	-	-	-	-	-	(1,058,258,329)	(1,058,258,329)
Balance at 09.30.18	258,517,299	629,252,640	137,280,595	175,086,330	5,229,830,342	(1,004,204,218)	5,425,762,988
Balance at 01.01.17	258,517,299	604,817,993	137,280,595	109,328,624	1,806,446,119	2,009,091,581	4,925,482,211
Resolutions of the Shareholders’ Meeting dated April 26, 2017 (Note 15)
Capitalization of dividends of preferred shares	-	12,096,360	-	-	-	(12,096,360)	-
Distribution of dividends of common shares	-	-	-	-	-	(1,180,000,000)	(1,180,000,000)
Legal reserve	-	-	-	63,338,434	-	(63,338,434)	-
Facultative reserve	-	-	-	-	753,656,787	(753,656,787)	-
Net Income for the period	-	-	-	-	-	1,959,681,773	1,959,681,773
Balance at 09.30.17	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	1,959,681,773	5,705,163,984

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Individual Statements of Cash Flows

At September 30, 2018 and 2017

		09.30.18	09.30.17* Modified
	Notes	$
Cash Flows from operating activities
(Loss) Net Income for the period		(1,058,258,329)	1,959,681,773
Adjustments for:
Amortization of intangible assets	5	568,467,502	391,327,441
Impairment of intangible assets	5	-	726,639
Specific allocation of accrued and unpaid income	7	308,142,567	159,916,422
Income Tax	3	(480,259,185)	851,691,523
Income of investments accounted for by the equity method	4	(25,748,681)	(2,904,072)
Bad debts provision	8	56,118,116	28,384,209
Unpaid borrowing interests costs		241,914,962	86,967,700
Accrued deferred revenues and additional considerations	9	(85,766,412)	(144,995,571)
Accrued exchange differences		7,649,859,901	480,487,540
Provision for litigation	9	16,501,142	1,444,245

Changes in operating assets and liabilities:
Changes in trade receivables		(832,208,238)	23,659,923
Changes in other receivables		(1,745,117,123)	(1,073,918,375)
Changes in accounts payable and others		282,542,770	143,716,278
Changes in liabilities for current income tax		348,502,646	(181,992,686)
Changes in provisions and other charges		139,008,956	56,245,525
Changes in fee payable to the Argentine National Government		(176,591,493)	(147,629,066)
Changes in borrowings		104,948,722	361,426,600
Changes in current investments		(115,998,080)	-
Changes in intangible assets		(3,573,607,534)	(2,515,382,382)
Income tax paid		(540,145,263)	(1,331,783,537)
Net Cash generated/(used in) operating activities		1,082,306,946	(852,929,871)

Cash flow for investing activities
Acquisition of other current investments		(221,825,363)	-
Net cash flow used in investing activities		(221,825,363)	-

Cash Flow from financing activities
New Borrowings	6	-	6,312,000,000
Borrowings paid- principal	6	(51,172,415)	(3,093,770,894)
Borrowings paid- interests	6	(473,039,938)	(532,913,618)
Cash flow release		-	490,566,044
Dividends paid	9	(245,000,000)	(775,000,000)
Net Cash Flow (used in)/generated by financing activities		(769,212,353)	2,400,881,532

Net Increase in cash and cash equivalents		91,269,230	1,547,951,661

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period (*)		2,280,072,038	766,131,458
Net Increase in cash and cash equivalents		91,269,230	1,547,951,661
Foreign Exchange differences		1,461,155,689	159,724,638
Cash and cash equivalents at the end of the period		3,832,496,957	2,473,807,757
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases		15,081,969	12,593,741
Dividends on preferred shares		9,438,789	9,253,715

(*) Does not include restricted cash at January 1, 2017 for $ 490,566,044.

*See Note 2.1 (comparative information) for further detail on restatement.

The accompanying notes are an integral part of these Condensed Individual Interim Financial Statements and should be read together with the Accounting Statements audited for the year ended at December 31, 2017

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement the Company entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos) (the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. The Company can provide no assurance that the Argentine National Government will grant the request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout the Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at September 30, 2018 is still pending.

Likewise and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The current note to the separate condensed individual interim financial statements does not reflect all the information requested in the annual financial statements, as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2017.

NOTE 2 – ACCOUNTING POLICIES

The Separate Condensed Individual Interim Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. The Board of Directors of the Company approved these statements on November 5, 2018.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 26 , 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

In turn, in Art.3 of the aforementioned CNV regulations, it is established that "The entities subject to the control of the Commission may not apply the method of restating financial statements in homogeneous currency".

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These condensed interim financial statements of the Company have been prepared in accordance with the accounting framework established by the CNV. This accounting framework is based on the application of the IFRS and Interpretations of the IFRIC (IFRIC for its acronym in English), and in particular of the International Accounting Standard 34 "Intermediate Financial Information" (IAS 34), with the only exception of application of the International Accounting Standard 29 (IAS 29), which was excluded by the CNV from its accounting framework.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

These accounting policies have been consistently applied to all the periods presented. Unless otherwise stated.

The current Separate Condensed Individual Interim Financial Statements have not been audited and should be read together with the Consolidated Financial Statements of the Company at December 31, 2017. The results of the nine month periods ended at September 30, 2018 and 2017 do not necessarily reflect the proportion of the results of the Company for the full year.

1) Comparative Information

The information at September 30, 2017 and December 31, 2017 included in these special purpose Separate Condensed Individual Interim Financial Statements for comparative purposes, was extracted from the Financial Statements of AA2000 as of that date, and timely approved by the Company Board of Directors and shareholders.

Certain figures in the financial statements for the period ended September 30, 2017 have been reclassified for the purpose of comparative presentation, in relation to the revenues from the Strengthening Trust ($ 227,697,171), included in the income item they have been reclassified to the item Other Net Income and Expenses in the Separate Condensed Individual Statement of Comprehensive Income. Said reclassification does not affect the exposed equity balances.

In turn, certain transactions have been reclassified in the Cash Flow Statement that were exposed in 2017 within the operating activities (Release of restricted cash and certain interests) that were reclassified to financing activities.

2) Accounting Policies

The accounting policies applied to the Separated Condensed Individual Interim Financial Statements are consistent with the Individual Financial Statements ended at December 31, 2017.

3) Controlled

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the time of determining if the Company controls an entity, the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

The accounting policies of controlled companies have been modified, where necessary, to ensure the uniformity with the Company policies.

At September 30, 2018, AA2000 has participation in the following controlled companies (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 09.30..18	Net Shareholders ‘equity at closing	Income for the period
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	21,119,638	21,267,897	1,753,561
Cargo & Logistics S.A.	5,566,259	98.63%	2,717,826	2,755,492	(1,276,716)
Paoletti America S.A.	6,000	50.00%	15,526	31,051	-
Texelrío S.A. (3)	84,000	70.00%	54,852,625	76,646,607	36,122,125
Villalonga Furlong S.A. (4)	123,700	1.46%	73,209	5,030,323	(1,297,208)

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)	The Net Shareholders Equity includes 4,000,000 of preferred shares.
(4)	Owner of 98.42% of the capital stock and votes in a direct way.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

4) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

5) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Financial Statements for the year ended December 31, 2017.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

6) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group´s entities are measured using the corresponding functional currency i.e the currency of the primary economic environment in which the entity operates. The functional currency of all group entities is the Argentine peso, which is also the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To this end, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering a significant increase in inflation during 2018, that also the accumulated inflation rate of the last three years exceeds 100% and that the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. Due to this, in accordance with IAS 29, after that date, the financial statements should be restated.

In turn, on September 29, 2018, the FACPCE issued resolution 539/18, which stipulates that it will be appropriate to apply the adjustment for inflation in the financial statements whose closures occur as of July 1, 2018. However, and considering that the application of the integral adjustment for inflation requires efforts from different actors (training, modification of computer systems, search for information, definition of certain conceptual aspects by the profession, and others), provided that the entity may opt, for only once, for not adjusting for inflation the financial statements corresponding to the annual periods closed between July 1, 2018 and December 30, 2018 or the financial statements corresponding to interim periods closed in the same period ( as is the case of the present financial statements). Also, among other provisions, resolution 539/18 also establishes the replacement of the adjustment index for the determination of the restatement coefficient, substituting the IPIM for a coupling between the IPIM and the National Consumer Price Index (CPI).

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

6) Foreign currency translation (Contd.)

However, it must be taken into account that at the time of issuance of these financial statements, Decree PEN 664/03 is in force, which does not allow the presentation of restated financial statements before the CNV. Therefore, the Company has applied for the preparation of such financial statements, the accounting presentation bases described in the first point of this Note.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net integral result of the reporting period, revealing this information in a separate line item.

The Company is carrying out the necessary actions to implement the application of the adjustment for integral inflation which requires efforts on various issues, such as training, certain modifications to the systems, search for historical information, among other relevant issues. Management understands that these actions will be concluded with the issuance of the next financial statements.

As of September 30, 2018, the restatement criteria of the financial information established in IAS 29 have not been applied. However, in recent years’ certain macroeconomic variables that affect the Company's businesses, such as the cost of salaries and the prices of inputs, have undergone significant annual variations. This circumstance must be considered in the evaluation and interpretation of the financial situation and the results presented by the Company in these financial statements.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

6) Foreign currency translation (Contd.)

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gain and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

7) Contingencies

The Company has contingent liabilities for litigations related to the ordinary course of business.

No significate liability is expected to arise from contingent liabilities different from the reserved ones.

8) Changes in accounting policies

a)	New rules and modifications adopted by the Company

The following standards and modifications have been adopted by the Company for the nine-month period ended at September 30, 2018:

IFRS 9, "Financial Instruments"

The Company adopted IFRS 9 issued in July 2014, which resulted in changes in accounting policies and adjustments to the figures recognized in the Separate Individual Financial Statements for the year ended December 31, 2017.

This standard replaces the previously issued versions and establishes new requirements for hedge accounting and a new impairment model for financial assets, applicable to annual periods beginning on or after January 1, 2018.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

8) Changes in accounting policies (Contd.)

The new impairment model requires the recognition of provisions for impairment based on the expected credit losses, instead of credit losses incurred under IAS 39.

The accounting policies were modified to comply with IFRS 9 issued by the IASB in July 2014.

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; decreases in financial instrument accounts; impairment of financial assets and hedge accounting. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 Financial Instruments: Disclosures

As permitted by the transitional provisions of IFRS 9, the Company has chosen not to change the comparative figures.

The total impact on the accumulated results of the Company due to the classification and measurement of financial instruments as of January 1, 2018 is as follows:

Accumulated results as of December 31, 2017 - IAS 39	2,684,484,995
Decrease in the allowance for bad debts, net	54,054,111
Accumulated results as of January 1, 2018 - IFRS 9	2,738,539,106

-	IFRS 15 "Revenue from ordinary activities from contracts with customers"

Management evaluated the effects of the application of the new standard and has not identified that the application of IFRS 15 may affect the timing of recognition of future income of the Company.

There were no other additional changes in the accounting policies of the Company based on the effective application standards as of January 1, 2018 described above.

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

8) Changes in accounting policies (Contd.)

a)	New standards and amendments issued, but which do not result in effective application as of September 30, 2018 and have not been adopted by the Company

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets. The application of these new requirements will result in an increase in lease assets and financial liabilities recognized in this type of transaction. This standard is applicable to annual periods beginning on or after January 1, 2019, allowing early application if IFRS 15 is applied.

The Company has no intention of adopting this standard in advance.

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION	09.30.18	12.31.17
	$
Cash and cash equivalents
Cash and funds in custody	8,231,002	7,262,801
Banks	3,249,910,704	2,009,895,109
Checks not yet deposited	38,488,236	7,835,475
Time deposits	535,867,015	255,078,653
	3,832,496,957	2,280,072,038

Investments
Time deposits	337,823,443	-
	337,823,443	-

Trade receivables, net
Trade receivables	2,130,685,766	1,164,337,126
Related parties (Note 7)	13,370,210	4,669,128
Checks - postdated checks	36,713,962	32,638,434
Provision for bad debts (Note 8)	(282,174,529)	(151,211,549)
	1,898,595,409	1,050,433,139

Other current receivables
Expenses to be recovered	17,917,155	1,501,396
Guarantees granted	5,520,910	5,457,870
Related parties (Note 7)	795,282	795,282
Tax credits	1,056,906,340	298,431,065
Prepaid Insurance	13,095,487	17,193,815
Other	1,099,411	651,355
	1,095,334,585	324,030,783

Other non-current receivables
Trust for Strengthening (Note 7)	3,522,917,282	2,549,103,960
	3,522,917,282	2,549,103,960

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION (Contd.)

	09.30.18	12.31.17
	$
Accounts payable and other-current
Obligations payable	101,798,173	419,020,984
Suppliers	1,196,265,570	665,826,580
Foreign suppliers	23,285,096	44,080,464
Related parties (Note 7)	47,692,185	119,323,068
Salaries and social security liabilities	513,915,954	412,182,852
Other fiscal liabilities	174,144,221	90,385,528
	2,057,101,199	1,750,819,476
Accounts payable and other- non current
Tax liabilities	95,951,073	119,690,026
	95,951,073	119,690,026

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME	Three months at		Nine months at
	09.30.18	09.30.17	09.30.18	09.30.17
	$
Revenue
Aeronautical revenues	3,237,943,404	1,840,328,166	7,982,230,264	5,134,064,236
Non-aeronautical revenues	2,348,486,907	1,461,840,601	5,793,629,008	4,022,439,840
	5,586,430,311	3,302,168,767	13,775,859,272	9,156,504,076

Other income and expenses net
Trust for Strengthening	138,721,773	82,094,097	342,464,271	227,697,171
Others	(21,499,116)	1,237,145	(29,165,944)	(2,932,953)
	117,222,657	83,331,242	313,298,327	224,764,216

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)	Three months at		Nine months at
	09.30.18	09.30.17	09.30.18	09.30.17
	$
Finance Income
Interest	248,342,524	6,790,817	468,796,200	410,003,907
Foreign Exchange differences	1,043,359,146	99,009,414	1,983,849,060	155,163,375
	1,291,701,670	105,800,231	2,452,645,260	565,167,282

Finance Expenses
Interest	(208,387,508)	(101,856,285)	(405,363,893)	(527,083,304)
Foreign Exchange differences	(5,070,187,719)	(266,995,752)	(9,202,212,740)	(614,705,994)
	(5,278,575,227)	(368,852,037)	(9,607,576,633)	(1,141,789,298)
	(3,986,873,557)	(263,051,806)	(7,154,931,373)	(576,622,016)

Income Tax
Current	-	(331,254,916)	13,096,275	(799,059,738)
Deferred	501,085,411	(21,841,150)	467,162,910	(52,631,785)
	501,085,411	(353,096,066)	480,259,185	(851,691,523)

NOTE 4 – INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2018	2017
	$
Balance at January 1	53,030,143	43,248,874
Income from investments accounted for by the equity method	25,748,681	2,904,072
Balance at September 30	78,778,824	46,152,946

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 5 – INTANGIBLE ASSETS

	2018	2017
	$
Original values
Balance at January 1	12,650,633,023	8,810,344,182
Acquisitions	3,825,782,030	2,626,501,597
Impairment (1)	-	(726,639)
Balance at September 30	16,476,415,053	11,436,119,140

Accumulated Amortization:
Balance at January 1	(2,026,577,310)	(1,504,456,934)
From the period (Note 10)	(568,467,502)	(391,327,441)
Balance at September 30	(2,595,044,812)	(1,895,784,375)
Total Net Balance	13.881.370.241	9.540.334.765

(1)	Corresponds to the impairment of goodwill for the purchase of Texelrío S.A.

During the nine month periods ended at September 30, 2018 and 2017, the Company has capitalized expenses for finance interest for the amount of $237,092,527 and $98,525,474 respectively.

NOTE 6 – BORROWINGS

Breakdown of borrowings:

	09.30.18	12.31.17
	$
Non-current
Negotiable Obligations	15,468,750,000	7,459,600,000
Finance lease liabilities	24,451,179	39,501,664
Cost of issuance of Negotiable Obligations	(89,853,338)	(97,940,139)
Total Non- Current	15,403,347,841	7,401,161,525
Current
Bank borrowings	-	17,865,756
Negotiable Obligations	1,273,164,962	96,126,536
Finance lease liabilities	60,466,258	35,983,827
Total Current	1,333,631,220	149,976,119
Total	16,736,979,061	7,551,137,644

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS (Contd.)

Breakdown of borrowings:

	2018	2017
	$
Balance at January 1	7,551,137,644	3,115,254,471
New borrowings	15,081,969	6,324,593,741
Payments	(524,212,353)	(3,626,684,512)
Accrued interest	602,799,517	584,646,818
Foreign Exchange differences	9,092,172,284	602,485,134
Net Balance at September 30	16,736,979,061	7,000,295,652

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS (Contd.)

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On March 13, 2017 it made an early and whole redemption of the remaining value of negotiable obligations issued in December 2010 for the amount of principal of U$D 157,500,000.

At December 31, 2017 the item Cash and Cash Equivalents of the statements of Financial Position included $490,566,044 to guarantee the payment of negotiable obligations valid at that date and early redeemed before the end of September 30, 2017

At September 30, 2018 the reasonable value of negotiable obligations issued in February 2017 is of $16,312,380,160. Such method of valuation is classified according to NIIF 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at September 30, 2018 and December 31, 2017 are as follows:

	09.30.18	12.31.17
	$
Trade receivables net- Current
Servicios y Tecnología Aeroportuarios S.A.	3,193,669	104,128
Other related companies	10,176,541	4,565,000
	13,370,210	4,669,128
Other current receivables
Cargo & Logistics S.A.	795,282	795,282
	795,282	795,282
Accounts payable and other- Current
Servicios y Tecnología Aeroportuarios S.A.	3,324,959	8,199,741
Texelrío S.A.	31,956,192	24,355,667
Other related companies	12,411,034	86,767,660
	47,692,185	119,323,068
Provisions and other charges
Villalonga Furlong S.A.	1,666,813	3,759,171
Other related companies	426,249	426,249
Stakeholders	-	245,000,000
	2,093,062	249,185,420

During the nine month periods ended at September 30, 2018 and 2017, the Company has charged the cost $203,726,412 and $186,683,621 respectively for maintenance done with Texelrio S.A.

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the nine-month periods ended September 30, 2018 and 2017 the Company has charged to the cost $56,254,359 and $59,697,706 respectively with Proden SA for management control services, financial assistance, internal audit, out sourcing of systems and technology and rental and maintenance of offices. AA2000 has charged to the cost for the period of nine months ended September 30, 2018 $20,751,444 with Servicios Integrales América for out sourcing of systems and technology. During the nine-month periods ended September 30, 2018 and 2017, the Company has accrued with Helport S.A. to intangible assets $260,054,732 (including the Ezeiza runway refurbishment works, Tucumán runway extension, Palomar terminal remodeling, among others) and $620,342,567 respectively, at cost $103,530,787 and $37,678,799 respectively. Likewise, AA2000 has accrued at September 30, 2018 and 2017 intangible assets for $5,169,092 and $18,960,121 respectively corresponding to the work of Mendoza carried out by Jose Cartellone –Helport-UTE.

During the period ended at September 30, 2018, $245,000,000 of dividends have been paid to the shareholders according to their shareholding.

At September 30, 2018 and December 31, 2017 the Company owed the Argentine National Government $308,142,567 and $176,591,493 respectively, corresponding to the specific allocation of revenues of each period (see Note 10) and has recorded a receivable for $3,522,917,282 and $2,549,103,960 respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $32,768,175 and $31,482,632 for the nine month periods ended at September 30, 2018 and 2017 respectively.

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the Argentine Republic or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC which is 100% controlled by Corporación America Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 8 – PROVISIONS

	2018	2017
	Bad Debt Provision $
Initial balance at January 1	151,211,549	68,874,745
IFRIC 9 adjustments at the beginning	(72,072,148)	-
Balance at January 1	79,139,401	68,874,745
Increases (Note 10)	203,035,128	28,384,209
Final Balance at September 30	282,174,529	97,258,954

(1)	As of September 30, 2018 and 2017 includes $56,118,116 and $28,384,209 respectively in Distribution and Commercialization Expenses (Note 10) and $146,917,012 in Exchange Difference (Note 3).

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Litigation	Related Parties	Deferred Income	Guarantees Received	Upfront fees from Concessionaires	Trust for works- Portfolio of Projects 2012/2014 (Note 1.2)	Customer prepayments	Dividends to be paid	Total

At January 1, 2018	53,813,342	4,185,420	92,117,996	30,916,290	60,332,473	75,327,522	-	245,000,000	561,693,043
Increases	16,501,142	111,939	46,828,815	47,518,087	6,498,955	863,663,424	-	-	981,122,362
Decreases	(13,983,488)	(2,204,297)	-	(13,796,586)	-	(795,627,893)	-	(245,000,000)	(1,070,612,264)
Accruals	-	-	(71,807,042)	-	(13,959,370)	-	-	-	(85,766,412)
At September 30, 2018	56,330,996	2,093,062	67,139,769	64,637,791	52,872,058	143,363,053	-	-	386,436,729

At January 1, 2017	28,685,234	6,344,782	69,291,843	24,690,157	51,553,692	57,149,494	86,078,277	-	323,793,479
Increases	1,444,245	308,136	88,485,215	16,114,677	45,712,956	554,975,599	-	1,180,000,000	1,887,040,828
Decreases	(259,432)	(1,666,250)	-	(11,259,148)	-	(550,087,951)	(86,078,277)	(775,000,000)	(1,424,351,058)
Accrual	-	-	(113,981,018)	-	(31,014,553)	-	-	-	(144,995,571)
At September 30, 2017	29,870,047	4,986,668	43,796,040	29,545,686	66,252,095	62,037,142	-	405,000,000	641,487,678

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 10 – COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Administrative expenses	Distribution and selling expenses	Total
	$
Nine month period ended at 09.30.18
Specific allocation of revenues	2,054,785,625	-	-	2,054,785,625
Airport services and maintenance	1,976,500,193	21,475,428	11,238,028	2,009,213,649
Amortization of intangible assets	562,242,445	5,460,594	764,463	568,467,502
Salaries and social security contributions	1,726,297,767	229,894,990	44,504,698	2,000,697,455
Fees for services	59,526,258	59,149,731	5,392,317	124,068,306
Public utilities and contributions	322,465,129	1,694,392	468,340	324,627,861
Taxes	61,345,926	108,735,486	722,845,002	892,926,414
Office expenses	184,623,437	176,089,185	6,970,502	367,683,124
Insurance	30,344,767	1,756,980	-	32,101,747
Advertising expenses	-	-	58,247,632	58,247,632
Bad debt charges	-	-	56,118,116	56,118,116
Board of Directors and Supervisory Committee fees	-	13,264,500	-	13,264,500
Total at 09.30.18	6,978,131,547	617,521,286	906,549,098	8,502,201,931

Nine month period ended at 09.30.17
Specific allocation of revenues	1,366,183,025	-	-	1,366,183,025
Airport Services and maintenance	1,467,092,659	18,200,206	8,514,819	1,493,807,684
Amortization of intangible assets	386,399,849	4,167,783	759,809	391,327,441
Salaries and social security contributions	1,283,294,624	171,474,370	29,049,711	1,483,818,705
Fees for services	15,330,870	62,729,734	6,426,737	84,487,341
Public utilities and contributions	199,178,997	1,358,682	731,567	201,269,246
Taxes	42,641,744	116,211,345	476,193,481	635,046,570
Office expenses	119,516,935	128,006,960	3,942,108	251,466,003
Insurance	22,771,307	2,589,973	-	25,361,280
Advertising expenses	-	-	26,973,041	26,973,041
Bad debt charges	-	-	28,384,209	28,384,209
Board of Directors and Supervisory Committee fees	-	10,322,997	-	10,322,997
Total at 09.30.17	4,902,410,010	515,062,050	580,975,482	5,998,447,542

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 11 – FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.18		Foreign exchange rates	Amount in local currency at 09.30.18	Amount in local currency at 12.31.17
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	69,227,879	41.05	2,841,804,421	1,598,099,496
Trade receivables	US$	39,143,049	41.05	1,606,822,152	758,954,661
Investments	US$	8,229,560	4105	337,823,443	-
Total current assets				4,786,450,016	2,357,054,157
Total assets				4,786,450,016	2,357,054,157

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	1,399,041	41.25	57,710,442	62,605,316
	Euros	288,109	47.95	13,814,823	12,907,008
Borrowings	US$	30,416,350	41.25	1,254,674,438	101,634,360
Total current liabilities				1,326,199,703	177,146,684
NON-CURRENT LIABILITIES
Borrowings	US$	375,131,556	41.25	15,474,176,705	7,474,997,009
Total non- current liabilities				15,474,176,705	7,474,997,009
Total liabilities				16,800,376,408	7,652,143,693
Net liability position				12,013,926,392	5,295,089,536

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 6, Other Receivables in Current assets at September 30, 2018 and 2017 include $5,520,910 and $5,187,060 corresponding to guarantees granted to third parties in connection with lease agreements.

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK

At September 30, 2018 capital stock is as follows:

Par Value
$
Paid-in and subscribed	887,769,939
Registered with the Public Registry of Commerce	887,769,939

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 629,252,640 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

According to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 – DIVIDENDS ON PREFERRED SHARES

The preferred dividend accrued for the year ended at December 31, 2017 is of $12,338,287 approved by the Ordinary General Special Meeting of class A, B, C and D and special of preferred shares held on April 9, 2018.

Likewise, the preferred dividend accrued for the period of nine months ended at September 30, 2018 is of $9,438,789 and will be registered at the time of approval of the Shareholders Meeting.

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 26, 2017 decides among other issues:

-	That the income of the year ended at December 31, 2016 has the following destination:

(i)	$63,338,434 for the constitution of the legal reserve;

(ii)	$12,096,360 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $1,933,656,787: (a) $1,180,000,000 to the distribution of dividends in cash among shareholders of class A, B, C and D of shares, according to their subscription; and (b) $753,656,787, together with the facultative reserve for compliance of works for the year 2016, to the total amount of $963,656,787, to guarantee payment of future dividends.

-	issue 12,096,360 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $863,335,292 to $875,431,652, i.e., in the amount of $12,096,360, through the issuance of 12,096,360 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided; and

-	delegate in the Board of Directors the time and opportunity of distribution of dividends to the shareholders of ordinary shares class A, B, C and D, according to cash flow, based on their subscription. To that purpose, it will be considered the request of the National Government to apply an equivalent amount to the dividends distributed to the Works of infrastructure additional to the contract commitments and any other commitment undertaken by the Company in the National System of Airports.

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018 (Contd.)

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;

(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separate Condensed Individual Interim Financial Statements

At September 30, 2018 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	09.30.2018	09.30.2017
Income for the period, net accrued dividends	(1,067,697,118)	1,950,428,058
Amount of common shares	258,517,299	258,517,299
Earnings per shares	(4,1301)	7,5447

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Separate Condensed Individual Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the financial statements audited at December 31, 2017.

There have been no changes in the risk management policies since the last yearly closing.

31

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At September 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

General issues about the activity of the Society

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Note 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates					Without established
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	term	Total
	$
RECEIVABLES
Trade receivables	1,256,051,991	642,100,872	434,546	8,000	-	-	-	1,898,595,409
Other receivables	-	484,482,278	3,273,872	3,273,871	579,152,887	3,522,917,282	25,151,677	4,618,251,867
Deferred tax	-	-	-	-	-	-	363,056,876	363,056,876
	1,256,051,991	1,126,583,150	3,708,418	3,281,871	579,152,887	3,522,917,282	388,208,553	6,879,904,152

DEBTS
Specific allocation of income to be paid E.N.A.	-	308,142,567	-	-	-	-	-	308,142,567
Accounts payable and other	2,027,305	1,769,055,049	136,040,062	6,005,126	5,891,012	95,951,073	138,082,645	2,153,052,272
Borrowings	-	257,031,526	15,116,564	530,741,564	530,741,565	15,403,347,842	0	16,736,979,061
Provisions and other charges	-	169,576,065	16,534,062	13,497,717	10,863,892	52,903,144	123,061,849	386,436,729
	2,027,305	2,503,805,207	167,690,688	550,244,407	547,496,469	15,552,202,059	261,144,494	19,584,610,629

32

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At September 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

General issues about the activity of the Society (Contd.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (1)
	Thousands of $
In national currency	4,910,025	2,655,216
In foreign currency
American dollars	1,606,822	16,786,561
Euros	-	13,815
Total	6,516,847	19,455,592

(1) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not;

See note 6 to the present Financial Statements.

33

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At September 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

General issues about the activity of the Society (Contd.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% Participation in total votes	% share in preferred capital
Societá per Azioni Esercizi Aeroportuali S.E.A.	21,973,747 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A	8.50%	8.50%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29.75%	29.75%
RIVA SAICFyA	2,197,375 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	0.85%	0.85%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C & Class A	45.90%	45.90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%
Estado Nacional Argentino	629,252,640 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 13.				100%

34

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At September 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Credits:

Period	In thousands of pesos
1st Semester	13,370
Without established deadline	795
Total	14,165

Debts:

Period	In thousands of pesos
1st Semester	48,118
Without established deadline	1,667
Total	49,785

Classification of credits and debts, in a way that allows to know the financial effects of its maintenance. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

In thousands of
$
In national currency
Without adjustment clauses	14,165
14,165

Debts with Societies of Art. 33 of Law N ° 19,550

In Thousands of
$
In national currency
Without adjustment clauses	49,785
49,785

35

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At September 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Debts with Companies of Art. 33 of Law No. 19,550 (Cont.)

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person it will be indicated the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates applied.

They do not exist.

Physical inventory of inventories

Periodicity and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the fiscal year is admissible for inventories.

See Note 2 to the present Financial Statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

36

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At September 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured		Residual book value
	Thousands of $
Fire	132,820,314	(1)	13,339,414
Vehicles	100,146	(2)	75,947
Machines and Equipment	347,940	(2)	292,945

(1) The amount insured includes real estate of third parties.

(2) The amount insured includes equipment owned by the Argentine Air Force and leased equipment.

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered to calculate the provisions with balances, considered individually or together, that exceed two percent (2%) of the equity.

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

37

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separate Condensed Individual Financial Statements

At September 30, 2018 presented in comparative format

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

Provision for Bad debts (Contd.)

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements.

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See note 9.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 16 and 17.

38

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF SEPARATE CONDENSED INDIVIDUAL INTERIM

FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Suipacha 268 - Floor 12°

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. ("the Company") including the separate statement of financial position as at September 30, 2018, the separate statement of comprehensive income for the nine and three months periods ended September 30, 2018 and the separate statements of changes in shareholders' equity and of cash flows for the nine-month period then ended and the selected explanatory notes.

The balances and other information for the year 2017 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these separate condensed individual interim financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in note 2 to the accompanying financial statements, this accounting framework is based on the application of the International Financial Reporting Standards (IFRS) and, in particular, of the International Accounting Standard 34 "Interim Financial Information" (IAS 34). These standards are adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and were used in the preparation of the financial statements with the only exception of application of the International Accounting Standard 29 (IAS 29), which was excluded by the CNV from its accounting framework.

39

“Free translation from the original in Spanish for publication in Argentina”

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the separate condensed individual interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statements of comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the separate condensed individual interim financial statements mentioned in the first paragraphs, have not been prepared, in all material respects, in accordance with the accounting framework established by the CNV.

Emphasis of matter

Without qualified our conclusion, we draw attention to Note 2.1 to the accompanying separate condensed individual interim financial statements, which describes that the Company has restated the comparative figures corresponding to the period ended on September 30, 2017.

Likewise, we draw attention to note 2.6 to the accompanying separate condensed individual interim financial statements, which qualitatively describes the difference between the accounting information framework of the CNV and the IFRS, considering that the application of IAS 29 was excluded by CNV from its accounting framework.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. have been transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations;

c)	we have read the additional information to the Notes to the separate condensed individual interim financial statements required by Section 12, Chapter III, Title IV of the Regulations of the National Securities Commission, on which, insofar as concerns our field of competence, we have no observations to make;

40

“Free translation from the original in Spanish for publication in Argentina”

d)	as of September 30, 2018, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records and liquidations of the Company, amounted to $ 49,336,413, which was not yet due at that date.

Autonomous City of Buenos Aires, November 5, 2018.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

41